December 12, 2019

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Paul Fischer

RE:	Five Star Senior Living Inc.
Registration Statement on Form S-1, as amended
File No. 333-233983

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Five Star Senior Living Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on December 16, 2019, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Lindsey A. Getz of Sullivan & Worcester LLP at (617) 338-2480 and that such effectiveness also be confirmed in writing.

[Signature page follows]

United States Securities and Exchange Commission

December 12, 2019

Very truly yours,

Five Star Senior Living Inc.

By:	/s/ Katherine E. Potter
	Name:	Katherine E. Potter
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request